UpLyft™

Infrastructure Hardware Technology Social Impact Medical Device

The 1st FDA-compliant self transfer system for patients between bed & wheelchair

MYUPLYFT.COM SAN DIEGO CALIFORNIA





In 2014, a close friend had been in an accident that left him paralyzed from the waist down. This led to the realization that a critical need exists to safely and efficiently transfer physically impaired patients between beds and wheelchairs. In fact, over 3 million people in the U.S. require in-house assistance to get in and out of bed every day.

Anton Simson Founder & Chief Technology Officer @ UpLyft™

Why you may want to support us...

1. Founder is a triple-degree engineer from MIT with over 35 years of experience in the industry.
2. UpLyft has 12 patents issued (3 U.S and 9 foreign) with 9 patents pending.
3. $19.6B Total Available Market. 2 Channel Opportunity: At-Home Consumers + Hospitals/Institutions.
4. UpLyft secured $100K investment as winner of the 2019 MyEO Angel Shark Competition in Denver, CO.
5. Your investment will ensure our success in fulfilling pre-orders by this year's Holiday season.
6. Over 74% of respondents from our potential consumer survey said that they would recommend UpLyft.
7. By investing in UpLyft, you make a direct positive social impact to individuals in dire health need.

Why investors ❤ us

WE'VE RAISED $427,000 SINCE OUR FOUNDING

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Anton Simson

Founder & Chief Technology Officer

Anton has worked for 35 years in the aerospace industry at General Dynamics, McDonnell Douglas, L3, and then as a private consultant. He has a BS, MS and PhD from MIT, as well as an MBA from Wharton.



Craig Misrach

President & Board Member

Craig is a 20+ year executive with a decade of CEO experience. In 8 years at Freedom Meditech, Craig generated $45M in enterprise value as Chairman & CEO (sold in 2016). Craig began his career at Deloitte and has an MBA from University of Virginia.



Todd Simson

VP Engineering & Manufacturing

Todd has worked for 20 years in new product design and manufacturing. He currently is head of design and manufacturing for the Corporate Refreshment Co. He is a successful inventor with multiple electro-mechanical patents and holds a BS from MIT.



Kelly Jensen

VP Marketing

Kelly Jensen is a management consultant and business leader with over 30 years of experience introducing new technologies and management practices in multiple industries. He has a BA and MBA from Harvard University.



Bria d'Amours

Marketing Director

Bria has worked in marketing and partnerships for Formula 1, one of the largest sporting events in the world. She then branched off on her own to offer her consulting services in the marketing industry.



Mark Bentley

Director of Sales

Mark successfully owned and operated a vending company for 12 years and has over 18 years of industry experience. As an industry veteran, Mark enjoys building relationships with customers and business partners.

Downloads

- UpLyft Expanded Executive Summary 2020.pdf
- UpLyft Management Presentation 2020.pdf
- UpLyft Pricing Brochure 2020.pdf

Story

The Vision
Our Story

2014
Our founder's dear friend's adult son, Patrick, was in a bicycle accident that tragically resulted in him becoming paraplegic.

2016
UpLyft™ began in 2016 when our Founder, Anton Simson, a triple-degree engineer from MIT, developed the first prototype in his garage.

2019
Core design patent for UpLyft™ issued by USPTO and development of prototype 8.0 completed

2020
Closed $100,000 angel investment and began pre-order commercialization

OUR ULTIMATE GOAL IS TO IMPROVE PEOPLES' LIVES.

What is UpLyft™?
Self-Transfer



UpLyft™ is the first known FDA-compliant **SELF TRANSFER SYSTEM "STS"** from bed to wheelchair for people with limited mobility.

In about one minute, a person can **SELF-TRANSFER** themself with UpLyft™ from a flat (supine) position in bed into their wheelchair or vice versa.

Who Needs
UpLyft™



Consumers At Home

UpLyft™ improves your quality of life by providing peace of mind with its self-transfer system.



Healthcare Facilities

UpLyft™ reduces workers compensation liabilities related to patient-lifting injuries by offering a safer alternative.

How It
Works



The **MOTORIZED** UpLyft™ system works in tandem with a hoist and features **PATENTED** **"FINGER PANELS"** that wrap securely around a person's thighs and torso.

Product Feature
Dual Controls

Dual controls allow for a caregiver or loved one to **ASSIST** or for the patient to **SELF-TRANSFER**



1 Self-Transfer



2 Assisted

Intellectual Property
Patents Information

- An estate of 21 U.S. and foreign patents in process. Includes utility (9) and design (12).
- 12 patents issued (3 U.S. and 9 foreign)
- Utility patents provide primary legal coverage for innovative concept, function, configuration, and specific claims
- Patent Cooperation Treaty (PCT) search found zero applicable prior art.

Total Available
US Market


$1.5
billion
Institutional
260,000 units annually
$6,000 per unit
$180
million
Homes
30,000 units annually
$6,000 per unit
The worldwide market is approximately
4 TIMES the US MARKET


Financial
Projections
~113m
Revenue
18,960
units sold
UpLyft™ is projected to reach
POSITIVE CASH FLOW within
18 months
Units Sold
Revenue
Pre-Tax Profit
~19m
Pre-Tax
Profit
Year - 1
Year - 2
Year - 3
Year - 4
Year - 5
*Projections are not guaranteed


Caregiver
Back Pain
Rates of musculoskeletal injuries
from overexertion in healthcare
occupations are among the
highest of all US industries
Over
52%
of caregivers report
chronic back pain

The Hospital Patient and Health
Work Injury Protection Act

In hospitals, UpLyft™ is the **ONLY KNOWN DEVICE** that can meet the requirements of the new **CALIFORNIA LAW AB1136**



SIMILAR LAWS have been introduced at the federal level and enacted in **ELEVEN US STATES**

Healthcare Worker
Satisfaction

In hospitals, nursing homes, rehabilitation centers, and bariatric clinics, UpLyft™ will **PROTECT** our healthcare workers and **AVOID** costly **WORKERS' COMPENSATION CLAIMS.**



Manufacturing Partner
D&K Engineering



D&K offers **WORLD-CLASS** turnkey manufacturing services for **MULTI-NATIONAL** medical device and consumer product businesses.

www.dkengineering.com

Preliminary
Feedback


UpLyft™ is very user friendly. It's so easy, anyone can understand how to use it
Rajni Kharbanda
Owner, Coronado Retirement Village
UpLyft™ is doing for the bedroom what stairlift has done for the stairs
Daniel Riley
Pre-Order Customer For Home Use


By INVESTING in UpLyft™, you are positively impacting the healthcare industry and IMPROVING THE LIVES of people with limited mobility.

Investor Q&A

– COLLAPSE ALL

What does your company do?

UpLyft™ is the first known FDA-compliant Self Transfer System ("STS") from bed to wheelchair for people with limited mobility. In 1 minute, a person can self-transfer him/herself with UpLyft™ from a flat (supine) position in bed into their wheelchair or vice versa. UpLyft™ replaces slings, body boards, and other inferior "lift to stand" mechanisms that require nursing assistance and physical force to transfer individuals with mobility challenges.

Where will your company be in 5 years?

Our aim is for UpLyft™ to become the gold standard for "zero-lifting" patient transfer from bed to wheelchair.

Why did you choose this idea?

In 2014, a close friend had been in an accident that left him paralyzed from the waist down. This led to the realization that a critical need exists to safely and efficiently transfer physically impaired patients between beds and wheelchairs. In fact, over 3 million people in the U.S. require in-house assistance to get in and out of bed every day.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Year after year accidents, aging at home, obesity, late stage disease (e.g. Parkinson's, multiple sclerosis, fibromyalgia), and post-surgery rehabilitation are five primary causes for the need for mobility assistance. In institutions, musculoskeletal injuries to caregivers have reached critical levels and new laws are being enacted to motivate new approaches to solve this problem. Back injuries cost the healthcare industry $20 billion each year.

How far along are you? What's your biggest obstacle?

Uplyft™ has designed and fabricated a series of eight (8) different UpLyft™ prototypes over a period of 3 years. Prototypes #6 and #7 have been evaluated in actual home use and Prototype #8 has completed various institutional healthcare demonstrations. The next step in our commercialization is to fund the manufacturing and pre-order marketing for pre-order sales units customers. This funding is crucial in order for us to complete these pre-order sales units. The feedback we receive and implement from customers regarding UpLyft™ functionality and use, will be incorporated into final production units that can be sold in masse to consumers and healthcare facilities.

Who competes with you? What do you understand that they don't?

UpLyft™ replaces currently used slings, boards, lifting belts, and bedside "lift to stand" systems, and offers a "no outside physical force" solution to transferring patients between beds and wheelchairs.

UpLyft™ is the only known patient transfer system that can meet the requirements of the new California law AB1136 "The Hospital Patient and Health Care Worker Injury Protection Act." Similar laws have been introduced at the federal level and enacted in eleven states. These laws generally "require the replacement of manual lifting and transferring of patients with powered patient transfer and lifting devices...". These laws will ultimately be major drivers in the hospital and nursing home markets.

How will you make money?

Our Total Addressable Market, including U.S. households, nursing homes and hospitals, is $19.6 Billion. The direct-to-consumer home care price for UpLyft™ is $5,995 and includes delivery and training (does not include lift apparatus). We believe UpLyft™ pricing of $19,995 can be achieved (after initial product rollout) for institutional healthcare facilities.

Based on a selling price of $5,995 and a COGS of $1,750, UpLyft™ offers the potential for substantial profit and long term sales growth. In our 5 Year Pro-Forma Projections, sales begin in the 5th month and cash flow becomes positive in the 18th month. Completion of our engineering/manufacturing milestones for initial product sales ($750K of our Use of Funds) is expected to achieve a significant step-up in enterprise value for the organization.

Note: Projections are not guaranteed.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

1. Financing Risk - We need to secure at least $750K in capital to complete our manufacturing line build out and first inventory run for pre-order sales.

2. Regulatory Risk - Our executive team has decades of experience successfully managing FDA/regulatory compliance matters for de-novo medical device companies. To succeed, we will continue to foster a company-wide commitment to learning, respecting, and adhering to requisite safety and efficacy standards for the benefit of our customers.

3. Scaling - Launching product is one thing — scaling a customer base and international distribution network is another. Our President Craig Misrach successfully executed these tasks as the 8 year CEO of his last medical device venture.

How is UpLyft safe?

UpLyft™ is FDA-compliant and fully padded for support without pinching the skin. It has a back-up power supply, can support up to 300 lbs and has been cycle tested under good manufacturing practice at our D&K manufacturing facilities. In addition, not a single demonstration has generated an adverse event with a patient.

Why is NOW the perfect time for UpLyft to grow?

Staying in the comfort of your own home is definitely most ideal, but the cost of a daily caregiver can add up to $1,600/month. With more and more people feeling the need to be in their own home, and as healthcare costs continue to rise, the demand for UpLyft™ will continue to grow.

How does UpLyft improve lives?

UpLyft™ helps individuals regain their independence by getting in and out of bed via self transfer. Patients feel autonomous, no longer having to rely on caregivers or their loved ones. UpLyft™ saves an individual's valuable time and money, therefore truly changing lives at the touch of a button.